Exhibit 23.1

                         INDEPENDENT AUDITORS' CONSENT




The Board of Directors
of Niku Corporation:


We consent to the incorporation by reference in the registration statement on Form S-3 of Niku Corporation and subsidiaries of our report dated February 20, 2004, except as to Note 11, which is as of April 4, 2004, with respect to the consolidated balance sheets of Niku Corporation and subsidiaries as of January 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2004, and the related financial statement schedule, which report appears in the January 31, 2004 annual report on Form 10-K of Niku Corporation incorporated herein by reference and to the reference to our firm under the heading "Experts" in the Registration Statement on Form S-3.




/s/ KPMG LLP


Mountain View, California
November 19, 2004